SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
          -------------------------------------------------------------
                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                                       and
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)
         --------------------------------------------------------------

                       AMERICAN REAL ESTATE PARTNERS, L.P.
                            (Name of Subject Company)


                                   LEYTON LLC
                         HIGH COAST LIMITED PARTNERSHIP
                                  BECKTON CORP.
                                  CARL C. ICAHN
                                    (Bidders)

                          DEPOSITARY UNITS REPRESENTING
                            LIMITED PARTNER INTERESTS
                         (Title of Class of Securities)

                                    029169109
                      (CUSIP Number of Class of Securities)
                -------------------------------------------------

                            Keith L. Schaitkin, Esq.
                             Gordon Altman Butowsky
                              Weitzen Shalov & Wein
                              114 West 47th Street
                            New York, New York 10036
                                 (212) 626-0800
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

--------------------------------------------------------------------------------
Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction                                                  Amount of
Valuation*: $105,000,000                                     Filing Fee: $21,000
--------------------------------------------------------------------------------
         *For purposes of calculating the filing fee only. This amount assumes the purchase of up to 10 million Units of the subject company for $10.50 per Unit in cash.

         [x ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $21,000
Form or Registration No.:  Schedule 14D-1
Filing Party:              Leyton LLC, High Coast Limited Partnership, Beckton
                           Corp. and Carl C. Icahn
Dated Filed:               November 20, 1998

                       AMENDMENT NO. 2 TO SCHEDULE 14D-1/
                        AMENDMENT NO. 22 TO SCHEDULE 13D

CUSIP No.  029169109


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Leyton LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) /x/
                                                                         (b) //

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  6,597,666**

8 CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (See Instructions)
         //

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  14.3%**

10       TYPE OF REPORTING PERSON (See Instructions)
                  OO







**Based upon a preliminary count received from the depositary for the tender offer of Units validly tendered and not withdrawn.

                       AMENDMENT NO. 2 TO SCHEDULE 14D-1/
                        AMENDMENT NO. 22 TO SCHEDULE 13D


CUSIP No.  029169109


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  High Coast Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) /x/
                                                                       (b) //

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,112,710**

8 CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (See Instructions)


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  82.7%**


10       TYPE OF REPORTING PERSON (See Instructions)
                  PN








**Based upon a preliminary count received from the depositary for the tender offer of Units validly tendered and not withdrawn.

                       AMENDMENT NO. 2 TO SCHEDULE 14D-1/
                        AMENDMENT NO. 22 TO SCHEDULE 13D

CUSIP No.  029169109


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Beckton Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) /x/
                                                                         (b) //

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,112,710**

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
         (See Instructions)
          /x/
                  Excludes all depositary units owned of record by API Nominee Corp.


9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  82.7%**


10       TYPE OF REPORTING PERSON (See Instructions)
                  CO









**Based upon a preliminary count received from the depositary for the tender offer of Units validly tendered and not withdrawn.

                       AMENDMENT NO. 2 TO SCHEDULE 14D-1/
                        AMENDMENT NO. 22 TO SCHEDULE 13D

CUSIP No.  029169109


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Carl C. Icahn

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) /x/
                                                                       (b) //

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  38,112,710**

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
         (See Instructions)
          /x/
                  Excludes all depositary units owned of record by API Nominee Corp.

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  82.7%**


10       TYPE OF REPORTING PERSON (See Instructions)
                  IN








**Based upon a preliminary count received from the depositary for the tender offer of Units validly tendered and not withdrawn.

                       AMENDMENT NO. 2 TO SCHEDULE 14D-1/
                        AMENDMENT NO. 22 TO SCHEDULE 13D


                  This Amendment No. 2 to Schedule 14D-1 ("Amendment No. 2") which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission (the "Commission") on November 20, 1998 (the "Schedule 14D-1") by Leyton LLC (the "Purchaser"), High Coast Limited Partnership ("High Coast"), Beckton Corp. and Carl C. Icahn, as amended by Amendment No. 1 filed with the Commission on December 14, 1998, also constitutes Amendment No. 22 to the statement on Schedule 13D of the Purchaser, High Coast, Beckton Corp. and Mr. Icahn (the "Schedule 13D" and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the Purchaser's offer to purchase up to 10 million depositary units representing limited partner interests ("Units") of American Real Estate Partners, L.P. (the "Partnership") at a purchase price of $10.50 net per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 1998 (the "Offer to Purchase") and related Letter of Transmittal, including the Instructions thereto (which collectively constitute the "Offer").


ITEM 10. ADDITIONAL INFORMATION.

                  Item 10 is hereby amended and supplemented as follows:

                  At 12:00 midnight, New York City time, on Monday, December 28, 1998, the Offer expired. Based on a preliminary count provided by the depositary, 6,597,666 Units had been tendered pursuant to the Offer. A copy of the press release has been filed as Exhibit (a)(10) to this Amendment No. 2 and is incorporated herein by reference in its entirety.



ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

                  Item 11(a) is hereby amended to add the following exhibit:

                  (a)(10)  Press Release, dated December 29, 1998.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Dated: December 29, 1998


                            LEYTON LLC

                            By:      HIGH COAST LIMITED PARTNERSHIP,
                                     Member

                                     By:  BECKTON CORP.,
                                          General Partner


                                     By:      /S/ CARL C. ICAHN
                                              Name:  Carl C. Icahn
                                              Title:    Chairman of the Board


                            HIGH COAST LIMITED PARTNERSHIP

                                     By:  BECKTON CORP.,
                                          General Partner


                                     By:      /S/ CARL C. ICAHN
                                              Name:  Carl C. Icahn
                                              Title: Chairman of the Board


                            BECKTON CORP.


                                     By:      /S/ CARL C. ICAHN
                                              Name:  Carl C. Icahn
                                              Title: Chairman of the Board



                            /S/ CARL C. ICAHN
                            CARL C. ICAHN





[Signature Page for American Real Estate Partners, L.P., Schedule 14D-1/A no. 2
                                and 13D/A no. 22]

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                       DESCRIPTION

--------                     ----------------------------

(a)(10)                      Press Release, dated December 29, 1998